UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     ☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

     For the fiscal year ended December 30, 2003

or

     ☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

     For the transition period from                                                          to

     Commission file number 1-15827

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Visteon Investment Savings Plan
for Hourly Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Visteon Corporation

17000 Rotunda Drive
Dearborn, Michigan 48120

11K-1

SIGNATURES
EXHIBIT INDEX
Consent of PricewaterhouseCoopers LLP

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULE.

     Report of Independent Registered Public Accounting Firm.

     Statement of Net Assets Available for Benefits as of December 30, 2003 and 2002.

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 30, 2003.

     Schedule of Assets (Held at End of Year) as of December 30, 2003.

EXHIBIT.

23	Consent of Independent Registered Public Accounting Firm

11K-2

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Visteon Investment Savings Plan
for Hourly Employees

Date: June 23, 2004	By	/s/ Robert H. Marcin

Robert H. Marcin Plan Administrator

11K-3

EXHIBIT INDEX

Exhibit Number	Exhibit Name
23	Consent of PricewaterhouseCoopers LLP